Exhibit 99.1

EUDA Enters into Convertible Loan Agreement with Shenzhen Inno, Further Expanding Stem Cell Therapy Platform

SINGAPORE, Jan. 13, 2026 (GLOBE NEWSWIRE) -- EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore based non-invasive healthcare provider in Asia focused on Singapore, Malaysia and China, today announced that its wholly owned subsidiary, EUDA Health Pte. Ltd. (“EUDA Health”), has entered into a convertible loan agreement with Shenzhen Inno Immune Co., Ltd. (“Shenzhen Inno”), a developer of autologous cellular therapeutics and customised medicines for a wide range of diseases in China.

Strategic Investment and Facility Expansion Plan

Under the terms of the agreement, EUDA expects to invest up to RMB 6 million in two tranches, consisting of an initial tranche of RMB 1 million and a second tranche of RMB 5 million, subject to the completion of due diligence, regulatory approvals, and execution of definitive agreements.

Shenzhen Inno will deploy the capital to upgrade its cGMP facility in Shenzhen to create a state-of-the-art production and innovation center for stem cell treatments. The facility is expected to serve as a core technology and operating hub for EUDA’s China strategy, anchoring EUDA’s regenerative medicine capabilities, supporting international collaborations, and providing a replicable platform for expansion into additional cities and markets.

The investment is structured as a convertible loan note that provides the optionality for EUDA to convert into equity interest in Shenzhen Inno, with the resulting ownership percentage to be determined at the time of conversion based on valuation and definitive documentation. The convertible loan note is expected to carry an interest rate of 6% per annum, payable semi-annually, and may be redeemed with accrued interest if not converted, subject to the final terms.

Shenzhen Inno operates a stem cell technology and therapy platform focused on advanced human cell processing, quality controlled cell culture, precision biological workflows and regulated laboratory operations supporting natural killer cell, gamma delta T cell, cytokine induced killer cell, mesenchymal stem cell, induced pluripotent stem cell and organoid based programs. The platform integrates biological processing infrastructure, quality and compliance systems, and scalable operating processes designed to support both clinical and research applications.

Shenzhen Inno – Strong Institutional Backing

In August 2017, HSG Capital Group (“HSG”), formerly known as Sequoia Capital China, a leading international venture capital and private equity firm, strategically invested approximately US$8 million in Shenzhen Inno. The capital provided early institutional validation of its scientific platform, regulatory foundation, long term commercial potential, and supported the development of its laboratory infrastructure, quality systems and core technical team.

Mr Alfred Lim, Chief Executive Officer of EUDA, commented:

“This agreement reflects our disciplined approach to building long-term stem cell therapy platforms. By supporting the upgrade and expansion of a high-quality platform using a phased and flexible investment structure, we can validate execution, align our strategies, and create the foundation for deeper ownership and integration over time. This positions EUDA not only as a healthcare provider, but as a vertically integrated platform with technology, infrastructure and operational depth.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Christensen Advisory

Christian Arnell

Phone: + 852 9040 0621

Email: christian.arnell@christensencomms.com